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1/13/06



05076755



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
043182

SEC MAIL RECEIVED PROCESSING
DEC 01 2005
WASH. D.C. 208 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Redwood Securites Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 520
(No. and Street)

San Francisco (City) California (State) 94108-2408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aditya Mukerji (415) 352-3710
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Redwood Securities Group, Inc.
Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 186,630
Deposits held at clearing organization	100,000
Commissions receivable	3,293
Receivable from officer	54,101
Furniture, equipment and leasehold improvement, net	50,205
Secured demand notes, collateralized by cash	104,250
Other assets	29,664
Total assets	$ 528,143

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable & accrued expense	$ 188,118
Payable to clearing firm	51,477
Income taxes payable	300
Liabilities subordinated to claims of general creditors	104,250
Total liabilities	344,145
Stockholders' equity	
Non-voting common stock, $1 par value, 300,000 shares authorized, 237,580 shares issued and outstanding	237,580
Voting common stock, $ 1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid-in capital	486,170
Accumulated deficit	(639,752)
Total stockholders' equity	183,998
Total liabilities and stockholders' equity	$ 528,143

The accompanying notes are an integral part of these financial statements.

Redwood Securities Group, Inc.
Statement of Operations
For the year ended June 30, 2005

Revenues	
Commissions	$ 977,019
Underwriting	202,042
Trading	67,763
Interest	5,291
Other income	7,044
Total revenues	1,259,159
Expenses	
Employee compensation and benefits	425,811
Commissions and floor brokerage	576,926
Occupancy	323,117
Taxes, other than income taxes	39,578
Other operating expenses	286,512
Total expenses	1,651,944
Income before provision for income taxes	(392,785)
Income tax provision	1,100
Net income	$ (393,885)

The accompanying notes are an integral part of these financial statements.

Redwood Securities Group, Inc.
Statement of Changes in Stockholders' Capital
For the year ended June 30, 2005

	Common Stock		Additional Paid-In	Accumulated	
	Non-Voting	Voting	Capital	deficit	Total
Balance June 30, 2004	$ 237,580	$ 100,000	$ 71,170	$ (245,867)	$ 162,883
Issuance of additional paid-in capital	-	-	415,000	-	415,000
Net income (loss)	-	-	-	(393,885)	(393,885)
Balance at June 30, 2005	$ 237,580	$ 100,000	$ 486,170	$ (639,752)	$ 183,998

The accompanying notes are an integral part of these financial statements.

Redwood Securities Group, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the year ended June 30, 2005

	Subordinated debt
Balance at June 30, 2004	$ 104,250
Additions (Reductions)	–
Balance at June 30, 2005	$ 104,250

The accompanying notes are an integral part of these financial statements.

Redwood Securities Group, Inc.
Statement of Cash Flows
For the year ended June 30, 2005

Cash flows from operating activities:		
Net income		$ (393,885)
Adjustments to reconcile net income to net cash used in (provided by) operating activities:		
Depreciation	$ 18,266	
(Increase) decrease in:		
Commissions receivable	1,275	
Receivable from officer	(53,681)	
Deposits held at clearing organization	45,174	
Other assets	5,859	
(Decrease) increase in:		
Accounts payable & accrued expenses	(26,220)	
Payable to clearing organization	(41,394)	
Income taxes payable	(600)	
Total adjustments		(51,321)
Net cash and cash equivalents used in (provided by) operating activities		(445,206)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceed from issuance of paid-in capital	415,000	
Net cash and cash equivalents used in (provided by) financing activities		415,000
Net increase (decrease) in cash and cash equivalents		(30,206)
Cash and cash equivalents at beginning of year		216,836
Cash and cash equivalents at end of year		$ 186,630

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Redwood Securities Group, Inc. (the "Company") was originally incorporated in the state of California in October 1990 under the name Redwood Capital Markets, Inc. to operate as an introducing broker. On October 20, 1991 the Company changed its name to Redwood Securities Group, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement trade date basis, generally the third business day after the trade date, which does not materially differ from recording these transaction on a trade date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. When applicable, securities owned and marketable securities sold short are held principally for resale to customers and are considered to be an operating activity.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are expensed as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment, and leasehold improvement are depreciated over their estimated useful lives ranging from five (5) to (39) years by the double-declining balance method.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Note 2: COMMISSIONS RECEIVABLE

Commissions receivable represents amounts due from clearing brokers from commissions on securities purchased and sold by customers of the Company and amounts receivable from regulated investment companies for distribution activities.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 3: RECEIVABLE FROM OFFICER

The receivable from officer is non-interest bearing, non-collateralized, and due on demand.

Note 4: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with Pershing LLC as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 5: FURNITURE, EQUIPMENT, AND LEASEHOLDS, NET

Furniture, equipment and leaseholds are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & fixtures	$ 102,057	7
Equipment	35,463	5
Computers	13,133	5
Leasehold improvement	14,574	39
Subtotal	165,227	
Less: accumulated depreciation	(115,022)	
Automobile, furniture, equipment and leaseholds, net	$ 50,205	

Depreciation expense for the year ended June 30, 2005 was $18,266.

Note 6: INCOME TAXES

The income tax provision for the year ended June 30, 2005 consists of the California Franchise Tax Board minimum tax of $800 and the New York Franchise Tax Board minimum of $300.

The Company has available at June 30, 2005, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset approximately of $76,340 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended June 30,
$ 26,159	2023
88,893	2024
393,885	2025
$ 508,937	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 7: LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2004 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 8% due March 31, 2006	$ 52,125
Liabilities subordinated to secured demand note collateral agreement:	
Interest at 8% due March 31, 2006	52,125
Total	$ 104,250

This subordinated borrowing is covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Under the terms of the Agreements, the notes must, at all times, be collateralized by cash, cash equivalents, or marketable securities of collateral value of greater than the face amount of the Notes. The notes are due on demand at the option of the Company whenever net capital, as defined in the Agreement, falls below a specified amount or whenever the market value of the collateral falls below the face amount of the notes.

The Company has chosen not to include accrued interest on the subordinated note in the subordination agreement and it is thus not available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Accrued subordinated interest payable at June 30, 2005 was $8,340.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company maintains office space in California, Washington D.C., and New York. Rent expense incurred for the combined locations amounted to $306,551 for the year ended June 30, 2005.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease payments under the lease are as follows:

Year	Amount
2006	$ 248,514
2007	259,116
2008	272,574
2009	184,848
2010	92,736
2011 & thereafter	-
Total	$ 1,057,788

Contingency

On October 28, 2004, the NASD brought an allegation against the Company for violating its NASD membership and registration rules. Although the underlying cause of this allegation occurred before the financial statement date and the likelihood of an unfavorable outcome is probable, the amount of the estimated loss cannot be reasonably estimated since the current status of the allegation is still pending as of June 30, 2005. As a result, no estimated losses were accrued.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*" ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company had net capital of $129,278, which was $29,278 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($254,895) to net capital was 1.97 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Redwood Securities Group, Inc.
Notes to Financial Statements
June 30, 2005

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $28,527 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 157,805
Adjustments:		
Accumulated deficit	$ (47,920)	
Non-allowable assets	19,393	
Total adjustments		(28,527)
Net capital per audited statements		$ 129,278

Redwood Securities Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2005

Computation of net capital		
Stockholders' equity		
Non-voting common stock	$ 237,580	
Voting common stock	100,000	
Additional paid-in capital	486,170	
Accumulated deficit	(639,752)	
Total stockholder's equity		$ 183,998
Add:		
Secured demand notes	104,250	
Total additions		104,250
Total capital and allowable subordinated loans		288,248
Less:		
Non-allowable assets		
Loan from shareholder	(25,000)	
Unsecured receivables	(54,101)	
Furniture, equipment and leasehold, net	(50,205)	
Other assets	(29,664)	
Total non-allowable assets	(158,970)	
Net adjustments to capital and subordinated loans		(158,970)
Net capital		129,278
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 16,593	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 29,278
Percentage of aggregate indebtedness to net capital	1.97:1	

There was a $28,527 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 11.

See independent auditor's report.

Redwood Securities Group, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2005

A computation of reserve requirements is not applicable to Redwood Securities Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Redwood Securities Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2005

Information relating to possession or control requirements is not applicable to Redwood Securities Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.